

June 9, 2011

<u>Via E-mail</u>
Edward J. DiMaria
Senior Vice President-Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

>   **Re:**   **Bankrate, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 6, 2011**
>   **File No. 333-173550**

Dear Mr. DiMaria:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 35</u>

1. We note you intend to use approximately $37.8 million of the net proceeds from this offering to pay fees pursuant to the Material Event Investment Advisory Agreement. We also note your disclosure on page 121 that this agreement involves your retaining of Apax Partners L.P. to provide advisory services relating to refinancing, recapitalization, public offerings and other exit events, advice relating to acquisitions and divestitures and certain other services. Please revise to provide an allocation of the $37.8 million to the various services you were provided. Please supplementally illustrate to us how you determined the allocation and calculation of these fees.

<u>Dilution, page 38</u>

2. We note your pro forma net tangible book value per share as of March 31, 2011 is based on the actual net tangible book deficit and gives effect to the Merger and

Recapitalization.   Please revise and expand your table to include: (1) the historical net tangible book value per share as of March 31, 2011 before the effect of the Merger and Recapitalization; (2) the change attributable to the exchange and conversion of outstanding Common and Preferred Stock of Holdings into 87,379,822 shares of common stock of the Company in the Recapitalization and the Merger; and (3) pro forma net tangible book value per share as of March 31, 2011 before the offering.

3. You disclose that net tangible book value per share is determined by including shares of common stock issuable upon conversion of your preferred stock; however, the corresponding amount reflected in the table is pro forma net tangible book value. Please revise your descriptions of net tangible book deficit per share, pro forma net tangible book deficit per share and pro forma as adjusted net tangible book deficit per share to clearly distinguish historical amounts, amounts adjusted for the Recapitalization and Merger; and amounts adjusted giving effect to the Recapitalization, Merger and offering.

Unaudited Pro form Condensed Consolidated Balance Sheet as of March 31, 2011, page 41

4. Please revise your pro forma footnotes to disaggregate the various transactions. That is, please provide separate adjustments giving effect to the Recapitalization and Merger, Offering, and Notes Redemption.

5. We note that your pro forma adjustment reflecting the impact of Transaction costs has aggregated the costs related to the offering with the costs related to the Recapitalization and Merger. Please adjust your filing to break out these costs in the pro forma footnote. Generally, pro forma adjustments should be presented gross on the face of the pro forma statements. Alternatively, a more detailed explanation of the components of the adjustments may be presented in the notes to the pro forma statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Benjamin M. Roth
        Wachtell, Lipton, Rosen & Katz